This rights offering circular (this "Circular") is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the October 24, 2016 rights offering notice which will be mailed to you on or about November 9, 2016. Your rights certificate and relevant forms were enclosed with the rights offering notice. This Circular should be read in conjunction with the rights offering notice and our continuous disclosure prior to making an investment decision.

The Rights and the underlying Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. This Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States, and the securities offered herein may not be offered or sold in or into the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws, or pursuant to an exemptions from such registration requirements as described herein. "United States" and "U.S. persons" are as defined in Regulation S under the U.S. Securities Act.

Rights Offering Circular	October 24, 2016

BURCON NUTRASCIENCE CORPORATION

We currently have sufficient working capital to last three months. We require 74% of the offering to last 12 months.

SUMMARY OF OFFERING

Reference in this notice to "we", "our", "us" and similar terms means Burcon NutraScience Corporation ("Burcon" or the "Company"). Reference in this notice to "yo ou", "your" and similar terms mean to Burcon shareholders. Unless otherwise indicated, reference herein to "$" or "dollar" are to Canadian dollars. Certain terms used in this Circular are defined elsewhere herein.

WHY ARE YOU READING THIS CIRCULAR?

We are issuing to the holders of common shares in the capital of the Company (the "Common Shares") of record at 5:00 p.m. (Toronto time) on November 3, 2016 (the "Record Date") and who are resident in Canada (the "Eligible Jurisdictions") and outside the Eligible Jurisdictions where the Company is eligible to make such offer, transferrable rights ("Rights") to subscribe for Common Shares on the terms described in this Circular (the "Rights Offering"). This Circular provides additional details about the Rights Offering referred to in the Rights Offering notice dated October 24, 2016 (the "Notice"), a copy of which has been filed on SEDAR at www.sedar.com and will be mailed to the holders of Common Shares on or about November 9, 2016.

WHAT IS BEING OFFERED?

Each holder of Common Shares on the Record Date resident in an Eligible Jurisdiction (an "Eligible Holder") will receive one Right for each Common Share held as of the Record Date.

WHAT DO EIGHTEEN RIGHTS ENTITLE YOU TO RECEIVE?

You are entitled to subscribe for one (1) Common Share for each eighteen (18) Rights held upon payment of the Subscription Price (as defined below) per share (the "Basic Subscription Privilege"). No fractional Common Shares will be issued. If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Common Shares (the "Additional Common Shares") not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (the "Additional Subscription Privilege").

WHAT IS THE SUBSCRIPTION PRICE?

The subscription price per Common Share is $2.58 (the "Subscription Price").

WHEN DOES THE OFFER EXPIRE?

The Rights may be exercised commencing on November 9, 2016 until 5:00 p.m. (Toronto time) on November 30, 2016 (the "Expiry Time"). Rights not exercised at or before the Expiry Time will be void and of no value.

WHAT ARE THE SIGNIFICANT ATTRIBUTES OF THE RIGHTS ISSUED UNDER THE RIGHTS OFFERING AND THE SECURITIES TO BE ISSUED UPON THE EXERCISE OF THE RIGHTS?

The Rights permit the holders thereof to subscribe for and purchase from Burcon an aggregate of up to 1,990,708 Common Shares based on the 35,832,750 Common Shares outstanding as of the date hereof. The Rights are fully transferable into and within Canada and will be evidenced by transferable rights certificates (each, a "Rights Certificate"), which will be in registered form. Every eighteen (18) Rights will entitle the holder thereof to subscribe for one Common Share at the Subscription Price prior to the Expiry Time.

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As at the date hereof, there are 35,832,750 Common Shares issued and outstanding as fully paid and non-assessable. In addition, as of the date hereof, the Company has outstanding incentive stock options to purchase 2,975,579 Common Shares, outstanding warrants to purchase 388,011 Common Shares and an outstanding convertible note convertible into up to 498,753 Common Shares at a conversion price of $4.01 per share. Assuming all of the Rights are exercised and no other issuances of Common Shares occur before the Expiry Time, the Company will have 37,823,458 Common Shares outstanding immediately after the Expiry Time.

The holders of Common Shares are entitled to one vote per Common Share held at meetings of the holders of Common Shares, to dividends if, as and when declared by the Company's board of directors and, in the event of the liquidation, dissolution or winding-up of the Company, to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, subject to the rights of any securities having priority over the Common Shares.

WHAT ARE THE MINIMUM AND MAXIMUM NUMBER OR AMOUNT OF COMMON SHARES THAT MAY BE ISSUED UNDER THE RIGHTS OFFERING?

The Rights Offering is not subject to any minimum subscription level. Based on the 35,832,750 Common Shares outstanding as of the date hereof, a maximum of 1,990,708 Common Shares will be issued upon exercise of the Rights.

See also "Standby Commitment" below for a description of the Standby Commitment (as defined below).

WHERE WILL THE RIGHTS AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE RIGHTS BE LISTED FOR TRADING?

The Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "BU", the NASDAQ Global Market ("NASDAQ") under the symbol "BUR" and the Frankfurt Stock Exchange ("FWB") under the symbol "BNE". The TSX has conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The rights will be listed on the TSX under the symbol "BU.RT" and will be fully transferable into and within Canada through the facilities of the TSX. See "Are there restrictions on the resale of securities?" below. Trading in the rights on the TSX will cease at 12:00 p.m. (Toronto time) on November 30, 2016. The Common Shares issuable upon the exercise of the Rights will also be listed on NASDAQ.

FORWARD LOOKING STATEMENTS

This Circular contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this Circular, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things: the timing of and other procedural matters associated with the Rights Offering; the successful completion of the Rights Offering; the use of proceeds from the Rights Offering; and liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to: the maximum number of Common Shares being issued pursuant to the Rights Offering; the availability of additional capital; and general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Circular, including, but not limited to: the maximum number of Common Shares being issued pursuant to the Rights Offering; the impact of issuance of additional Common Shares on the market price of the Common Shares; the condition of the global economy; and the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this Circular by the foregoing cautionary statements.

USE OF AVAILABLE FUNDS

WHAT WILL OUR AVAILABLE FUNDS BE UPON THE CLOSING OF THE RIGHTS OFFERING?

The following table outlines our available funds upon closing of the Rights Offering:

		Assuming 100% of Rights Offering (through exercise of Rights and/or under the Standby Commitment)[1]
A	Amount to be raised by this offering	$5,136,026
B	Selling commissions and fees	Nil
C	Estimated offering costs (e.g., legal, accounting, audit)	$130,000
D	Available funds: D = A - (B+C)	$5,006,026
E	Additional sources of funding required	Nil
F	Working capital deficiency	Nil
G	Total: G = (D+E) – F	$5,006,026

1.

If not all of the Rights are exercised, ITC (as defined below) and Mr. Allan Yap will purchase under the Standby Commitment an aggregate of up to 1,990,708 Common Shares, being the maximum number of Common Shares that may be issued pursuant to the Rights Offering. See "Standby Commitment".

HOW WILL WE USE THE AVAILABLE FUNDS?

Description of intended use of available funds listed in order of priority	Assuming 100% of Rights Offering (through exercise of Rights and/or under the Standby Commitment) [1]
Research and development	$1,610,000
Patent expenditures	$1,570,000
Capital expenditures	$90,000
Working capital	$1,736,026
Total: Equal to G in the available funds	$5,006,026

1.

If not all of the Rights are exercised, ITC and Mr. Allan Yap will purchase under the Standby Commitment an aggregate of up to 1,990,708 Common Shares, being the maximum number of Common Shares that may be issued pursuant to the Rights Offering. See "Standby Commitment".

The estimated net proceeds of the Rights Offering will be used to fund the Company's ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital. The Company's research and development will be focused on its Peazazz® pea protein extraction and purification technology. Burcon will continue its discussions with a select group of potential strategic partners to commercialize Peazazz®. Research and development work, ranging from applications work to shelf-life testing, is and will continue to be undertaken to provide samples to these parties for potential market applications for Peazazz®. Burcon has designed and built a large-scale pilot production facility, complete with an analytical laboratory, for the development and small-scale production of proteins from various plant sources. The research work is primarily undertaken by our technical team at this facility, with research and development contracted out as necessary.

The above use of net proceeds reflects the current intention of the Company based on information currently available to it and on current circumstances, economic and otherwise. The actual use of the net proceeds of the Rights Offering may vary depending on operational and capital needs and the progress of the research and development programs from time to time. Accordingly, management of the Company will have the discretion in the application of the proceeds of the Rights Offering. Unallocated funds, if any, will be used for general working capital purposes of the Company. The Company does not have significant short-term liquidity requirements and intends to spend the available funds as stated and may reallocate funds only for sound business reasons.

HOW LONG WILL THE AVAILABLE FUNDS LAST?

The Company estimates that the funds raised in the Rights Offering, assuming 100% participation in the Offering or the take-up of the entire Standby Commitment, will be sufficient to last until January 2018.

INSIDER PARTICIPATION

WILL INSIDERS BE PARTICIPATING?

To the knowledge of the Company, except with respect to ITC Corporation Limited's ("ITC") and Mr. Allan Yap's obligations under the Standby Commitment Agreement, no directors, officers or other insiders of the Company have determined their intention with respect to the exercise of Rights issued to them pursuant to the Rights Offering.

WHO ARE THE HOLDERS OF 10% OR MORE OF OUR SECURITIES BEFORE AND AFTER THE RIGHTS OFFERING?

To the knowledge of the Company, after reasonable inquiry, the only persons or companies who beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company are as follows:

Name	Holdings before the Rights Offering[1]	Holdings after the Rights Offering[2]
ITC Corporation Limited	7,477,821 Common Shares or 20.87%	8,493,082 Common Shares or 22.45%

1.	Based on 35,832,750 Common Shares issued and outstanding as of the date hereof.

2.

Assuming there is no exercise of the Basic Subscription Privilege by ITC or Mr. Allan Yap under the Rights Offering, except to fulfill the Standby Commitment, and assuming that no other person acquires Common Shares under the Rights Offering other than ITC and Mr. Allan Yap, each of whom will, in such circumstance, purchase Common Shares to fulfill its obligations under the Standby Commitment. See "Standby Commitment".

DILUTION

IF YOU DO NOT EXERCISE YOUR RIGHTS, BY HOW MUCH WILL YOUR SECURITY HOLDINGS BE DILUTED?

If a shareholder elects not to exercise Rights, the value of the Common Shares held by such shareholder may be diluted as a result of the exercise of Rights by other shareholders by approximately 5%, assuming the issuance of the maximum number of Common Shares under the Rights Offering.

STANDBY COMMITMENT

WHO IS THE STANDBY GUARANTOR AND WHAT ARE THE FEES?

Pursuant to the terms of a standby commitment agreement (the "Standby Commitment Agreement") dated the date hereof, ITC and Mr. Allan Yap ("Mr. Yap"), the Chief Executive Officer and Chairman of the Company, have agreed to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for, that will result in 1,990,708 Common Shares being issued under the Rights Offering, being the maximum number of Common Shares that may be issued pursuant to the Rights Offering (the "Standby Commitment"). The Standby Commitment of each of ITC and Mr. Yap is subject to a maximum of 1,015,261 and 975,447 Common Shares, respectively.

ITC is a shareholder of the Company and two of the Company's directors, Alan Chan and Rosanna Chau, are also directors of ITC. Mr. Yap is the Chief Executive Officer and Chairman of the Company. To the Company's knowledge, there are no relationships between ITC and Mr. Yap and neither act jointly or in concert with the other.

As compensation for providing the Standby Commitment, each of ITC and Mr. Yap is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 253,815 Common Shares and Mr. Yap to acquire up to 243,862 Common Shares. The exercise price under the Standby Warrants is $2.58 per Common Share and the right to exercise the Standby Warrants will expire 2 years after the date on which the Standby Commitment is to be fulfilled, being no later than the Expiry Time. In accordance with the policies of the TSX, the exercise of the Standby Warrants by ITC and Mr. Yap is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2017.

In accordance with requirements of the TSX, the issuance of the Standby Warrants will be conditional upon the receipt of the following approvals of the Company's shareholders, which will be sought at the Company's next annual meeting expected to be held in September 2017 (the "Meeting"): (a) as the exercise price of the Standby Warrants is lower than the market price of the Common Shares, the issuance of the Standby Warrants to ITC and Mr. Yap must be approved by at least a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, with the votes attached to Common Shares held by ITC and Mr. Yap and their respective affiliates and associates being excluded from such vote (the "Price Approval"); and (b) as the issuance of the Standby Warrants as compensation for the Standby Commitment to ITC and Mr. Yap, both insider of the Company, is considered a security-based compensation arrangement, the issuance of the Standby Warrants to ITC and Mr. Yap must be approved by at least a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, with the votes attached to Common Shares held by ITC and Mr. Yap and their affiliates and associates being excluded from such vote (the "Insider Approval").

The details of the Price Approval and the Insider Approval will be more particularly described in the Company's management information circular, which is expected to be made available to shareholders in August 2017 pursuant to the notice-and-access provisions of applicable securities legislation.

ITC and Mr. Yap will not be entitled to exercise the Standby Warrants until the Company obtains the Price Approval, and the Insider Approval. If the Company fails to obtain the Price Approval or the Insider Approval, the Company will pay to each of ITC and Mr. Yap a cash fee equal to $52,387.47 and $50,333.07, respectively, as compensation for the Standby Commitment.

Each of ITC and Mr. Yap may terminate their obligations under the Standby Commitment Agreement if one or more conditions precedent to the closing of the Rights Offering set forth in Section 2.4 of the Standby Commitment Agreement, a copy of which has been filed under Burcon's profile on SEDAR, has not been satisfied or waived or if Burcon fails to comply with its obligation to complete the Rights Offering.

HAVE WE CONFIRMED THAT THE STANDBY GUARANTOR HAS THE FINANCIAL ABILITY TO CARRY OUT ITS STANDBY COMMITMENT?

The Company has confirmed that each of ITC and Mr. Yap has the financial ability to carry out its obligations under the Standby Commitment.

WHAT ARE THE SECURITY HOLDINGS OF THE STANDBY GUARANTORS BEFORE AND AFTER THE RIGHTS OFFERING?

To the knowledge of the Company, after reasonable inquiry, the security holdings of ITC and Mr. Yap before and after the Rights Offering are as follows:

Name	Holdings before the Rights Offering[1]	Holdings after the Rights Offering[2]
ITC	7,477,821 Common Shares or 20.87%	8,493,082 Common Shares or 22.45%
Mr. Yap	1,484,261 Common Shares or 4.14%	2,459,708 Common Shares or 6.50%

1.	Based on 35,832,750 Common Shares issued and outstanding as of the date hereof.

2.

Assuming there is no exercise of the Basic Subscription Privilege by ITC or Mr. Yap under the Rights Offering, except to fulfill the Standby Commitment, and assuming that no other person acquires Common Shares under the Rights Offering other than ITC and Mr. Yap, each of whom will, in such circumstance, purchase Common Shares to fulfill its obligations under the Standby Commitment.

HOW TO EXERCISE THE RIGHTS

HOW DOES A SECURITY HOLDER THAT IS A REGISTERED HOLDER PARTICIPATE IN THE RIGHTS OFFERING?

If you are a registered holder of Common Shares on the Record Date resident in an Eligible Jurisdiction, you will find a Rights Certificate enclosed with the Notice mailed to you on or about November 9, 2016. Registered holders of Common Shares resident outside the Eligible Jurisdictions will be sent the Notice for information purposes only, together with a letter advising them that their Rights Certificates will be held by the Subscription Agent (as defined below), who will hold such Rights as agent for the benefit of all such Ineligible Holders.

Eighteen (18) Rights and payment of the Subscription Price are required to subscribe for one Common Share under the Basic Subscription Privilege. The holder of a Rights Certificate may subscribe for all or any lesser whole number of Common Shares to which the Rights Certificate entitles such holder by completing and executing Form 1 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the aggregate Subscription Price for such Common Shares to Computershare Investor Services Inc., the subscription agent retained by Burcon in connection with the Rights Offering (the "Subscription Agent"). The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc." All payments, together with Form 1 duly completed on the Rights Certificate, must be sent to the office of the Subscription Agent (the "Subscription Office") before the Expiry Time by courier to 8th Floor, 100 University Ave., Toronto, Ontario M5J 2Y1, Canada, Attention: Corporate Actions or by mail to P.O. Box 7021 31 Adelaide St. E. Toronto, Ontario M5C 3H2, Canada, Attention: Corporate Actions. The method of delivery of a subscription is at each holder's discretion and risk. Delivery to the Subscription Agent will only be effective when the subscription is actually received by the Subscription Agent at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery, and registered mail is suggested. Completion of Form 1 on the Rights Certificate constitutes a representation that the holder of a Rights Certificate is (i) not an Ineligible Holder (as defined below), (ii) not the agent of any such person, and (iii) is not acquiring the Common Shares on behalf of, or for resale to, a U.S. Person or a person in the United States.

HOW DOES A SECURITY HOLDER THAT IS NOT A REGISTERED HOLDER PARTICIPATE IN THE RIGHTS OFFERING?

Only registered Eligible Holders will be provided with Rights Certificates. For Eligible Holders whose Common Shares are held through a securities broker or dealer, bank or trust company or other participant (each, a "Participant") in the book based system administered by CDS Clearing and Depositary Services Inc. ("CDS") (such shareholders being referred to as "Beneficial Eligible Holders"), Rights Certificates will be issued in registered form to CDS, and will be deposited with CDS. The Company expects that each Beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. A Beneficial Eligible Holder holding Common Shares through a Participant may subscribe for Common Shares by instructing the Participant holding its Rights to exercise all or a specified number of such Rights and forwarding the aggregate Subscription Price for each Common Share subscribed for in accordance with the terms of the Rights Offering to the Participant which holds the Beneficial Eligible Holder's Rights. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time. Each Participant and beneficial Shareholder exercising Rights through CDS shall be deemed to have represented to the Company that they are not, or are they acquiring the Common Shares on behalf of, or for resale to, a U.S. Person, a person in the United States or a resident of any Ineligible Jurisdiction.

The aggregate Subscription Price is payable by direct debit from the Beneficial Eligible Holder's brokerage account or by electronic funds transfer or other payment mechanism satisfactory to the Participant. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiry Time. Accordingly, if a Beneficial Eligible Holder is subscribing through a Participant, such Beneficial Eligible Holder must deliver payment (by method described above) and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Rights on such Beneficial Eligible Holder's behalf.

Participants that hold Rights for more than one Beneficial Eligible Holder may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of its accounts on the same basis as if the Beneficial Eligible Holders were holders of Common Shares.

The Company and the Subscription Agent shall have no liability for: (a) the records maintained by CDS or Participants relating to the Rights or the book-entry accounts maintained by CDS; (b) maintaining, supervising or reviewing any records relating to such Rights; (c) any advice or representation made or given by CDS or Participants with respect to the rules and regulations of CDS; (d) any action to be taken by CDS or Participants; or (e) any failure by Participants to take any action or any matter relating to the Rights or the exercise thereof.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical Rights Certificate.

Beneficial Eligible Holders whose Common Shares are held through a Participant must arrange purchases or transfers of Rights and the exercise of Rights to purchase Common Shares through their Participant. The Company anticipates that each such purchaser of a Right or Common Shares will receive a customer confirmation of purchase from the Participant from whom such Right or Common Shares is purchased in accordance with the practices and procedures of such Participant.

WHO IS ELIGIBLE TO RECEIVE RIGHTS?

Holders of Common Shares on the Record Date resident in an Eligible Jurisdiction are eligible to receive Rights. The Rights and Common Shares have not and will not be registered under the laws of any jurisdiction outside of the Eligible Jurisdictions.

If you are a holder of Common Shares on the Record Date resident outside of an Eligible Jurisdiction (an "Ineligible Holder"), you will find an exempt purchaser status certificate ("Exempt Status Certificate") enclosed with the Notice mailed to you on or about November 9, 2016. If you deliver a completed and executed Exempt Status Certificate to Burcon on or before November 23, 2016 and your eligibility to participate in the Rights Offering is confirmed by Burcon, the Subscription Agent will forward to you a Rights Certificate evidencing the number of Rights you are entitled to. If you do not satisfy Burcon as to your eligibility to participate in the Rights Offering on or before November 23, 2016, the Subscription Agent will attempt, on a best efforts basis, to sell your rights on the TSX prior to the Expiry Time. The Subscription Agent's ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The proceeds received by the Subscription Agent, if any, from the sale of the Rights, net of any applicable costs, expenses and taxes, will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date.

An Ineligible Holder who wishes to exercise Rights, and who is resident of a jurisdiction where the Rights Offering and the distribution and exercise of Rights is lawful and exempt from any prospectus or similar filing requirement, must complete and deliver the Exempt Status Certificate. Among other things, an Ineligible Holder seeking eligibility to participate in the Rights Offering must represent and warrant to the Company and the Subscription Agent and their respective directors, officers and employees that under the laws of such person's place of residence, such person is entitled to receive, own and exercise the Rights and that the distribution to, and exercise by, such person of such Rights is not unlawful and is exempt from any prospectus or similar filing requirement under the laws applicable to such person or the laws of such person's place of residence and does not require obtaining any approvals of a regulatory authority in such person's place of residence. In addition, such Ineligible Holder must acknowledge that the Company and the Subscription Agent and their respective directors, officers, and employees are relying on such representations and warranties and are entitled and requested to do so in accepting such subscription and in issuing and distributing the subscribed for Common Shares. The Company may, in its sole discretion, determine such person's eligibility.

The United States is not an Eligible Jurisdiction and U.S. Persons and persons in the United Stated are Ineligible Holders; however, an Ineligible Shareholder seeking eligibility to participate in the Rights Offering may be eligible to participate if the Ineligible Holder (i) represents and warrants that it is a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States and holding Common Shares on the Record Date pursuant to one or more discretionary accounts or similar accounts (other than an estate or trust) solely for the account or benefit of one or more beneficial owners, none of which was or is a "U.S. Person" as defined in Regulation S under the U.S. Securities Act, or (ii) satisfies another exemption from the U.S. Securities Act, and, in either case, otherwise satisfies the requirements outlined in the prior paragraph.

The Subscription Agent will hold the Rights of Ineligible Holders until November 23, 2016, following which the Subscription Agent will, prior to the Expiry Time, attempt to sell such Rights on the TSX, on a best efforts basis. The Subscription Agent's ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights held for the benefit of Ineligible Holders at any particular price or prices, or at all. The proceeds received by the Subscription Agent, if any, from the sale of the Rights delivered to it, net of any applicable costs, expenses and taxes will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date. The Subscription Agent will mail cheques to the Ineligible Holders at their addresses appearing in the records of the Subscription Agent for their respective proportions of those net proceeds, subject to any applicable taxes which must be withheld for particular Ineligible Holders, provided that the Subscription Agent will not be required to make any such payment to any Ineligible Holder if the amount owing to such holder is less than $10.00. Such amount will be used by the Company to offset a portion of the remuneration of the Subscription Agent for its services.

The Rights Offering does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Rights Offering is not being made to, nor will subscriptions be accepted from or on behalf of, holders of Rights in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, in its sole discretion, take such action as it may deem necessary to extend the Rights Offering to holders of Common Shares in such jurisdiction. Any person resident outside of Canada, who is subject to the laws of a jurisdiction where the Rights Offering may be lawful, should seek advice from a lawyer or other qualified securities authority to satisfy himself, herself or itself with respect to the availability and applicability of any exemption or other provision of the applicable securities legislation that would make the Rights Offering to him, her or it lawful.

WHAT IS THE ADDITIONAL SUBSCRIPTION PRIVILEGE AND HOW CAN YOU EXERCISE THIS PRIVILEGE?

A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for Additional Common Shares at the Subscription Price by completing and executing Form 2 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the aggregate Subscription Price for such Additional Common Shares to the Subscription Agent. If there is an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, the number of Common Shares, if any, available to a subscriber for Additional Common Shares will be equal to the lesser of: (a) the number of Common Shares for which the subscriber has subscribed under the Additional Subscription Privilege; and (b) the number (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares that may be acquired upon exercise of the Rights issued that were not exercised under the Basic Subscription Privilege by a fraction, the numerator of which is the number of Common Shares subscribed for by such holder under the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares acquired under the Basic Subscription Privilege by all participants that have subscribed for Additional Common Shares under the Additional Subscription Privilege.

If any holder of Rights has subscribed for fewer Additional Common Shares than such holder's pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allocated in the manner set out in (b) above among the holders who were allotted fewer Additional Common Shares than they subscribed for.

To subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege, a holder of Rights must complete and execute Form 2, as well as Form 1, on the face of the Rights Certificate and deliver the Rights Certificate so completed and executed together with the aggregate Subscription Price for such Additional Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc." All payments, together with Form 1 and 2 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time. Subscribers for Additional Common Shares will be notified as soon as practicable after the Expiry Time of the number of Additional Common Shares, if any, allotted to them. Any excess subscription monies will be returned by mail without interest or deduction.

HOW DOES A RIGHTS HOLDER SELL OR TRANSFER RIGHTS?

The Rights will be listed on the TSX until 12:00 p.m. (Toronto time) on November 30, 2016.

Rights Certificates are in registered form. A holder of Rights may, rather than exercising such holder's Rights to subscribe for Common Shares, sell or transfer such Rights into and within Canada to others (except Ineligible Holders) personally or through the usual investment channels (such as stock brokers or investment dealers qualified to do business in the holder's jurisdiction) by completing and executing Form 3 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to a purchaser (the "Transferee"). The Transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred outside the United States in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of such Rights Certificate for all purposes and neither the Company nor the Subscription Agent shall be affected by any notice to the contrary. Rights Certificates will not be registered in the name of an Ineligible Holder. Payment of any service charge, commission or other fee payable in connection with the trading of Rights will be the responsibility of the holders of the Rights.

The signature on Form 3 of any transferring Rights holder must be guaranteed by an Eligible Institution or otherwise to the satisfaction of the Subscription Agent. An "Eligible Institution" means a major Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3.

WHEN CAN YOU TRADE SECURITIES ISSUABLE UPON THE EXERCISE OF YOUR RIGHTS?

The Common Shares are listed on the TSX under the symbol "BU", NASDAQ under the symbol "BUR" and the FWB under the symbol "BNE". The TSX has conditionally approved the listing of the Common Shares issuable upon the exercise of the Rights. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The Common Shares issuable upon the exercise of the Rights will also be listed on NASDAQ. The Common Shares issuable upon the exercise of the Rights will be available for trading on or about November 30, 2016.

ARE THERE RESTRICTIONS ON THE RESALE OF SECURITIES?

The Rights being issued hereunder and the Common Shares issuable upon exercise of the Rights are being distributed by the Company pursuant to exemptions from the registration and prospectus requirements under Canadian securities legislation.

Resale of the Rights and the underlying Common Shares may be subject to restrictions pursuant to applicable securities legislation then in force. Set out below is a general summary of the restrictions governing first trades in the Rights and the underlying Common Shares in Canada. Additional restrictions apply to "insiders" of the Company and holders of Rights and underlying Common Shares who are "control persons" or the equivalent or who are deemed to be part of what is commonly referred to as a "control block" in respect of the Company for purposes of securities legislation. Each holder is urged to consult his, her or its professional advisors to determine the exact conditions and restrictions applicable to trades of the Rights and the underlying Common Shares.

Generally, the first trade in Rights and the Common Shares issuable upon exercise of the Rights will be exempt from the prospectus requirements of Canadian securities legislation, if: (a) the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (b) the trade is not a control distribution; (c) no unusual effort is made to prepare the market or to create a demand for the Rights or the Common Shares; (d) no extraordinary commission or other consideration is paid in respect of such trade; and (e) if the selling securityholder is an insider or officer of the Company, the selling securityholder has no reasonable grounds to believe that the Company is in default of securities legislation. If such conditions have not been met, then the Rights and the Common Shares may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances. As of the date hereof, the Company has been a reporting issuer for more than four months in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia.

The Rights will be fully transferable into and within Canada through the facilities of the TSX. Rights may not be transferred in the United States or to or for the account or benefit of a U.S. Person or a person in the United States.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights or the underlying Common Shares should consult with their advisors concerning restrictions on resale, and should not resell their Rights or the underlying Common Shares until they have determined that any such resale is in compliance with the requirements of applicable legislation.

WILL WE ISSUE FRACTIONAL UNDERLYING SECURITIES UPON EXERCISE OF THE RIGHTS?

No fractional Common Shares will be issued. Where the exercise of Rights would otherwise have entitled a Rights holder to receive fractional Common Shares, the Rights holder's entitlement will be rounded down to the next lowest whole number of Common Shares.

DEPOSITORY

WHO IS THE DEPOSITORY?

Computershare Investor Services Inc., the Subscription Agent, is the depositary for the Rights Offering. The Subscription Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights.

WHAT HAPPENS IF WE DO NOT RECEIVE FUNDS FROM THE STAND-BY GUARANTORS?

If we terminate the Rights Offering or if we do not receive funds from the purchasers who provided the Standby Commitment, the Subscription Agent will return all funds held by it to holders of rights that have subscribed for securities under the Rights Offering.

ADDITIONAL INFORMATION

WHERE CAN YOU FIND MORE INFORMATION ABOUT US?

For further information regarding the Company, please refer to the continuous disclosure documents filed by the Company with Canadian securities regulatory authorities at www.sedar.com and the Company's website at www.burcon.ca.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about the Company that has not been generally disclosed.